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                              October 21, 2021

       Guido Baechler
       Chief Executive Officer
       Mainz Biomed B.V.
       Robert Koch Strasse 50
       55129 Mainz
       Germany

                                                        Re: Mainz Biomed B.V.
                                                            Registration
Statement on Form F-1
                                                            Filed October 12,
2021
                                                            File No. 333-260176

       Dear Mr. Baechler:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed October 12, 2021

       Capitalization and Indebtness, page 31

   1.                                                   Please address the
following in your capitalization table:
                                                            Remove the line
item    Total Liabilities    as not all liabilities from the balance sheet
                                                            are included in the
capitalization table.
                                                            As previously
requested, please include a double line underneath cash and cash equivalents line
item so as to distinguish it from the capitalization line items.
                                                            In bullet point
three, please revise to correctly state the number of shares for sale in this initial public
offering.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting policies and Significant Adjustment and Estimates, page 56
 Guido Baechler
Mainz Biomed B.V.
October 21, 2021
Page 2

2. We note your disclosure on page 69 that you intend to award 1,456,650 stock options for the purchase of ordinary shares prior to the closing of the offering. As previously requested in our prior comment 11, revise to provide a discussion regarding your accounting for share based compensation, such as how you accounted for these shares, including how you determined the value of the shares, as well as the amount of compensation to be incurred by these equity grants. In addition, as you have noted in your response, please provide disclosure that you intend to use the final per share price in the initial public offering to value any additional stock option grants or ordinary shares granted as compensation granted until the time that there is a public market for your ordinary shares.
Unaudited Pro Forma Combined Financial Statements, page F-64

3. Please remove the Unaudited Pro Forma Condensed Balance Sheet as of March 31, 2021
      as only the pro forma condensed balance sheet as of the end of the most recent period is required. Refer to Rule 11-02(c) of Regulation S-X.
4. The PharmGenomics reserves balance of $2,811,919 as of June 30, 2021 on page F-49 does not equate to the reserves of $2,810,022 as of the same date on pages F-47 and F-70.
      Please revise to correct this inconsistency.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at (202) 551-3627 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameGuido Baechler
                                                           Division of
Corporation Finance
Comapany NameMainz Biomed B.V.
                                                           Office of Life
Sciences
October 21, 2021 Page 2
cc:       Tim Dockery
FirstName LastName